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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13 E-3

§ 240.13e-100.

     Schedule 13E-3 [§ 240.13e-3], Rule 13e-3 Transaction Statement Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 [§ 240.13e-3] thereunder.

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
[Amendment No.                     ]

InterWest Medical Corporation

(Name of the Issuer)

Arch B. Gilbert

(Name of Person(s) Filing Statement)

Common Stock, $.001 Par Value

(Title of Class of Securities)

460909 10 4

(CUSIP Number of Class of Securities)

Arch B. Gilbert, 3221 Hulen Street, Suite C, Ft. Worth,Texas 76107 (817) 731-2743

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Persons(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule13e-3(c) [§ 240.13e-3(c)] under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Amount of filing fee
Transaction Valuation*	$320,000.000 (estimated market value)	$40.54

* Set forth the amount on which the filing fee is calculated and stated how it was determined.

SEC 1893-A(8-03)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid:	None

Form or Registration No.:	Schedule 14A

Filing Party:	Arch B. Gilbert

Date Filed:	October 13, 2004

Item 1. Summary Term Sheet.

     See The Plan To Terminate Registration in Proxy Statement.

Item 2. Subject Company Information.

     The Company is InterWest Medical Corporation, 3221 Hulen Street, Suite C, Fort Worth, Texas 76107. The telephone number is (817) 731-2743. It has 20,000,000 shares of its Common Stock, $.001 par value, outstanding as of October 20, 2004. It has paid no dividends and none are expected to be paid in the near future. In the past 2 years an affiliate of the Company has purchased an aggregate of 2,500 shares, ranging in price from $.11 to $.075.

Item 3. Identity and Background of Filing Person.

     See General Information in Proxy Statement.

Item 4. Terms of the Transaction.

     See Proposal No 1 – The Plan To Terminate Registration in Proxy Statement.

Item 5. Post Contacts, Transactions, Negotiations and Agreements.

     None

Item 6. Purposes of the Transaction and Plans or Proposals.

     See Reasons For Plan To Terminate Registration in Proxy Statement.

Item 7. Purposes, Alternatives, Reasons and Effects.

     See Proposal NO. 2, The Plan To Terminate Registration in Proxy Statement.

Item 8. Fairness of the Transaction.

     The Company reasonably believes the transaction is fair to unaffiliated security holders. See Reasons For Plan to Terminate Registration in Proxy Statement.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

     The Company has not received any report, opinion or appraisal from an outside party that is mutually related to this transaction.

Item 10. Source and Amounts of Funds or Other Consideration.

     The Company plans to use its own funds to purchase fractional shares.

Item 11. Interest in Securities of the Subject Company.

     See Security Ownership of Certain Beneficial Owners and Management in Proxy Statement.

Item 12. The Solicitation or Recommendation.

     See Solicitation of Proxies in Proxy Statement.

Item 13. Financial Information.

     See Financial Statements in Proxy Statement.

Item 14. Person/Assets, Retained, Employed Compensated or Used.

     See Solicitation of Proxies in Proxy Statement.

Item 15. Additional Information.

     See Proxy Statement.

Item 16. Exhibits.

     None

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Arch B. Gilbert
(Signature)

Arch B. Gilbert, President
(Name and Title)

October 21, 2004
(Date)